UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. --)*

Pacific Goldrim Resources, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

69433N 10 1

(CUSIP Number)

Conrad Lysiak, Metropolitan Financial Center, 601 West First Ave, Suite 903, Spokane, WA 99201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1 (f) or 240.13d -1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .

CUSIP No.............................. 69433N 10 1

1.	Name(s) of Reporting Persons: Jason Schlombs
I.R.S. Identification Nos. of above persons: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		________ (a)
________ (b)

3.	SEC Use Only

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) N/A

6.	Citizenship or Place of Organization: Canada

Number of shares beneficially owned by each reporting person with:

7.	Sole Voting Power:	2,500,000

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power	2,500,000

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 38.17%

14.	Type of Reporting Person: IN

Item 1.      Security and Issuer

The title of the class of security to which this statement relates is the common stock of Pacific Goldrim Resources, Inc., $0.001 par value, a Nevada corporation whose principal executive offices are located at 1445 Pendrell Street, Suite 202, Vancouver, British Columbia, Canada, V6C 1S3.

Item 2.      Identity and Background

(a)	This statement is filed by Jason Schlombs (the “Reporting Person”).

(b)	Business address: 1445 Pendrell Street, Suite 202, Vancouver, British Columbia, Canada V6C 1S3.

(c)	Present Principal Occupation or Employment: Senior Graphic Designer at Top Producer Systems Inc.; in Richmond, British Columbia, Canada.

(d)	During the last five years, Mr. Schlombs has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Schlombs has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: Canadian

Item 3.      Source and Amount of Funds or Other Consideration

Mr. Schlombs acquired 2,500,000 shares of the Company’s common stock on August 8, 2006 in consideration of $2,500.00. The shares were acquired through a private placement pursuant to section Regulation S of the Securities Act of 1933.

Item 4.      Purpose of Transaction

The Reporting Person acquired the shares for investment purposes only.

There are no plans or proposals which, the reporting person may have, which relates to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; OR

(j)	Any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer

(a)	Mr. Schlombs beneficially owns 2,500,000 shares of the Issuer’s common stock and therefore 38.17% of the Issuer’s total issued and outstanding shares.

(b)	Jason Schlombs has sole voting power and dispositive power to the 2,500,000 shares he owns directly.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.      Material to be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2008
Date

JASON SCHLOMBS
Signature

Jason Schlombs, President, CEO and Director
Name and Title